UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15903

CARBO Ceramics Inc.

(Exact name of registrant as specified in its charter)

575 North Dairy Ashford, Suite 300, Houston, Texas 77079

(281) 921-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1(1)

(1)

On June 18, 2020, the United States Bankruptcy Court for the Southern District of Texas, Houston Division, entered an order under Chapter 11 of Title 11 of the United States Code confirming and approving the Second Amended Joint Chapter 11 Plan of Reorganization (the “Plan”) of CARBO Ceramics Inc. (the “Company”) and certain of the Company’s wholly-owned direct subsidiaries. The Plan became effective on July 2, 2020. In connection with the effectiveness of the Plan, among other things, all previously issued and outstanding shares of the Company’s common stock, par value $0.01 per share, were extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, CARBO Ceramics Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 30, 2020	CARBO CERAMICS INC.

	By:	/s/ Javier Rocha
	Name:	Javier Rocha
	Title:	Authorized Person

2